First Investors Management Company, Inc.

Fund Accounting

Raritan Plaza I

Edison, NJ 08837-3620

Tel. 732-855-2712; Fax 732-855-2543

Memorandum

To:

Mr. Jeffery W. Long

Division of Investment Management

U.S. Securities and Exchange Commission

From:

Joseph I. Benedek, Treasurer

First Investors Management Company, Inc.

Date:

July 17, 2007

Re:

Response to SEC Request

I am the Treasurer and Principal Financial Officer of the First Investors Funds. I am providing the following information in response to the request you made during your recent telephone conversations with Francine Rosenberger and Arun Murthy of Kirkpatrick & Lockhart Preston Gates Ellis regarding the Staff’s review of the filing on Form N-14 of First Investors Tax Exempt Funds:

1.

Investment in Inverse Floaters from 1/1/07 to the Present

As of July 16, 2007, the Funds no longer owned inverse floaters that constituted secured borrowings. During the period, the Funds’ investments in these securities were as follows:

Intermediate Tax Exempt Fund

During the period, the Fund had one floating rate note outstanding principal amount $5,000,000. The transaction was initiated with the Fund transferring to a trust $8,300,000 principal amount Massachusetts State Water 5% due 8/1/2024 and retaining an inverse floater principal amount $3,300,000 Municipal Securities Trust Certificates Series 7011, representing 6.7% of average net assets during the period 1/1/07 to 7/13/07. The Fund sold this investment on July 12, 2007.

Tax Exempt Fund

During the period, the Fund had the following three floating rate notes outstanding: totaling $27,500,000 principal amount:

a.

$5,000,000 principal amount initiated with the Fund transferring to a trust $10,000,000 principal amount Harris County Lien Toll 5.25% due 8/15/2035 and retaining an inverse floater principal amount $5,000,000 Harris County Texas ROLS. The Fund sold this investment on July 16, 2007.

b.

$9,000,000 principal amount initiated with the Fund transferring to a trust $18,000,000 principal amount Houston Texas Utility Systems Combined Utility Revenue 4.75% due 11/15/2030 and retaining an inverse floater principal amount $9,000,000 Houston Texas Utility Systems Combined Utility Revenue ROLS. The Fund sold this investment on May 31, 2007.

c.

$13,500,000 principal amount initiated with the Fund transferring to a trust $27,000,000 principal amount New Jersey State Turnpike Authority 5% due 1/1/2035 and retaining an inverse floater principal amount $13,500,000 New Jersey State Turnpike Authority ROLS. The Fund sold this investment on July 16, 2007.

During the period the Fund retained inverse floating rate notes in the amount $27,500,000 principal amount representing 4.0% of average net assets.

2.

Interest Expense Incurred from 1/1/07 to the Present

During the period, the interest expense incurred by the Intermediate Tax Exempt Fund was $105,825, representing 21.4 basis points of the Fund’s average net assets. The Tax Exempt Fund incurred interest expense of $533,922, representing 7.8 basis points of the Fund’s average net assets.

3.

Shares Sold Since Effective Date of Current Prospectus

During the period May 1, 2007 (the effective date of the new prospectus) through July 13, 2007, the proceeds of shares issued to investors were $362,407 on the Intermediate Tax Exempt Fund and $2,092,853 on the Tax Exempt Fund, representing 0.8% and 0.3% of average net assets, respectively. These figures do not include dividends reinvested.

4.

Expense Cap Agreement with the Board

The expense cap commitment that was reflected in the 2007 prospectus is set forth in a memorandum that was presented to our Fund Board in November 2006. The relevant portions of the memorandum (page 1 and Exhibit A) are attached hereto. While our agreement was never formally amended to address the issue of interest expense from inverse floaters when we learned of the issue later that year, we did inform our Audit Committee (which consists of all of the Independent Trustees) how we intended to address this issue. Specifically, we informed the Committee at its February 2007 meeting that interest expense from inverse floaters would be disclosed in the expenses and total expense ratios that would appear in the financial statements and financial highlights which would be included in the prospectus. However, it would not otherwise be treated as an operating expense. Accordingly, the interest expense from the floater positions would not be counted in determining operating expenses for the purposes of our total expense cap commitment – in other words, we would not be reimbursing the Fund for interest expense. (Any other interpretation would have resulted in the Fund keeping the investment interest from the floater positions but not having to pay the associated interest expense.) Mr. James Mahoney, a partner with our independent auditors, Tait, Weller & Baker LLP, was present during the meeting and explained how the inverse floaters would be treated under the new interpretation. The Committee concurred with how we intended to address the issue and our interpretation of the expense cap commitment and our position was disclosed in the footnotes to the financials in the prospectus. Since the Audit Committee has not met since February, its minutes from this meeting have not yet been finalized. However, we are providing a copy of this letter to each member of the Committee.

5.

Financial Impact of Eliminating Inverse Floaters

In light of our decision to eliminate the inverse floater positions from the portfolios of the Funds, we believe that customers who invested in the Funds under their 2007 prospectus will end up bearing total operating expenses that are not materially different from those that were estimated in the fee tables in the prospectuses even after interest expense is included.

For example, as indicated in the fee table, the prospectus for Tax Exempt Fund estimated that the Fund would bear net operating expenses after fee waivers of 99 basis points on Class A shares. We now estimate that such a shareholder will in fact bear net operating expenses of 100 basis points during the year covered by that prospectus – a difference of 1 basis point. This takes into account the interest expense that was already incurred before the inverse floaters were sold and the additional waiver of 2 basis points in the management fee that took effect on July 1, 2007. It assumes that the mergers will occur in early August 2007 and that the Fund will maintain average net assets of $700 million during the prospectus year (which we believe is a conservative assumption).

It is difficult to perform a similar analysis for Intermediate Tax Exempt Fund, since we expect that it will be merged into Tax Exempt Fund. However, in the 2007 prospectus fee table, we estimated that the Fund would bear net expenses after fee waivers of 95 basis points on Class A shares. We now estimate that such a shareholder would bear operating expenses of 104 basis points after fee waivers during the year covered by the prospectus – if the Fund were not merged into Tax Exempt Fund. This takes into account the interest expense that was incurred by the Fund before it sold its inverse floater position on July 12th. It assumes that the existing expense cap commitment would remain in effect (without regard to interest expense) and that the Fund would have average net assets of $45 million.

First Investors Management Company, Inc.

Fund Accounting

Raritan Plaza I

Edison, NJ 08837-3620

Tel. 732-855-2712; Fax 732-855-2543

TO:	The Board of Trustees of the First Investors Funds (the “Board”)

FROM:	Kathryn S. Head

DATE:	November 22, 2006

RE:	Fee Waivers/Expense Assumptions

First Investors Management Company, Inc. (“FIMCO”) proposes to enter into contractual commitments with the Board to waive fees and/or assume expenses for the funds set forth on Exhibit A in the amounts necessary to cap either management fees or total expenses at the levels shown below.  The commitments are for the fiscal year ending in 2007 for each of the funds, except for the Life Series Funds. In the case of the Life Series Funds, the commitments extend to the end of the prospectus year (i.e., April 30, 2008).

When management fees are being capped, the amount of the cap is shown in the Management Fee Cap column of Exhibit A. When total expenses are being capped, the amount is shown in the Total Expense Cap column; management fees will then be waived to the extent necessary to meet the cap.  If the total expense cap cannot be met with a 100% waiver of management fees, as was the case for the International Fund in fiscal 2006, FIMCO will assume other expenses to the extent necessary to meet the cap.  Funds shown on Exhibit A will have a management fee cap or a total expense cap, but not both.

Exhibit A contains the following changes to our expense cap commitments for 2007:

Arizona Tax Exempt

Reduce total cap by 8bp

Maryland Tax Exempt

Reduce total cap by 10bp

Oregon Tax Exempt

Increase total cap by 5bp

Tax Exempt

Cap management fee at 59bp

Exhibit A

Expense Cap Commitments

		2007			2006
	Management Fee Cap	Class A 12b-1 fee	Class A Total Exp Cap	Management Fee Cap	Class A 12b-1 fee	Class A Total Exp Cap
Fiscal Year End 9/30 Prospectus Date 1/31

International		30bp	250bp		30bp	250bp
Special Situations	75bp	30bp		75bp	30bp
Government		30bp	110bp		25bp	110bp
Investment Grade		30bp	110bp		25bp	110bp
Cash Management		n/a	80bp		n/a	80bp

Fiscal Year End 12/31 Prospectus Date 5/01

Life Series
Government	60bp	n/a		60bp	n/a
Investment Grade	60bp	n/a		60bp	n/a
Target Maturity 2007	60bp	n/a		60bp	n/a
Target Maturity 2010	60bp	n/a		60bp	n/a
Target Maturity 2015	60bp	n/a		60bp	n/a
Cash Management		n/a	70bp		n/a	70bp

		2007			2006
	Management Fee Cap	Class A 12b-1 fee	Class A Total Exp Cap	Management Fee Cap	Class A 12b-1 fee	Class A Total Exp Cap
Fiscal Year End 12/31 Prospectus Date 5/01

Insured Tax Exempt	55bp*	30bp		60bp	26bp
Insured Tax Exempt II		30bp	100 bp		25bp	100bp
Intermediate Tax Exempt		30bp	95 bp		25bp	95bp
Tax Exempt Money Market		n/a	80 bp		n/a	80bp

Single State Tax Exempt
Arizona		30bp	67 bp		25bp	75bp
California		30bp	85 bp		25bp	85bp
Colorado		30bp	67 bp		25bp	67bp
Connecticut		30bp	90 bp		25bp	90bp
Florida		30bp	90 bp		25bp	90bp
Georgia		30bp	67 bp		25bp	67bp
Maryland		30bp	75 bp		25bp	85bp
Massachusetts		30bp	75 bp		25bp	75bp
Michigan		30bp	90 bp		25bp	90bp
Minnesota		30bp	67bp		25bp	67bp
Missouri		30bp	67 bp		25bp	67bp
New Jersey		30bp	95 bp		25bp	95bp
New York	55bp*	30bp		60bp	25bp
North Carolina		30bp	75 bp		25bp	75bp
Ohio		30bp	75 bp		25bp	75bp
Oregon		30bp	90 bp		25bp	85bp
Pennsylvania		30bp	90 bp		25bp	90bp
Virginia		30bp	90 bp		25bp	90bp

*The management fee cap commitments for these funds for 2007 include offsets for increases in Rule 12b-1 fees.

Comparison of Fees and Expenses

There is no difference in the sales charges between the Funds.  The maximum sales charge for Class A shares and the maximum deferred sales charge for Class B shares is 5.75% and 4.00%, respectively.

The following tables show the fees and expenses of each class of shares of the Target Funds and Tax Exempt Fund and the estimated pro forma fees and expenses of each class of shares of Tax Exempt Fund after giving effect to the proposed Reorganization (the “Pro Forma Combined Fund”).  Expenses for each Fund are based on the operating expenses incurred by each class of shares of the Target Funds and Tax Exempt Fund for the twelve month period ended December 31, 2006 except as noted below.  The pro forma of each class of shares of the Pro Forma Combined Fund assumes that the Reorganization had been in effect for the same period.

Shareholder Fees (fees paid directly from your investment)
	Florida Fund		Intermediate Fund		Tax Exempt Fund		Pro Forma Combined Fund
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	5.75%	None	5.75%	None	5.75%	None
Maximum deferred sales charge (load) (as a percentage of the lower of purchase price or redemption price)	None(1)	4.00%(2)	None(1)	4.00%(2)	None(1)	4.00%(2)	None(1)	4.00%(2)

(1)  A contingent deferred sales charge of 1.00% will be assessed on certain redemptions of Class A shares that are purchased without a sales charge.

(2) 4.00% in the first year; declining to 0% after the sixth year.  Class B shares convert to Class A shares after eight years.

Annual Fund Operating Expenses (expenses that are deducted from fund assets)
	Florida Fund(1)		Intermediate Fund(1),(2),(4)		Tax Exempt Fund(3),(5)		Pro Forma Combined Fund(3)
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Management Fees	.60%	.60%	.60%	.60%	.60%	.60%	.60%	.60%
Distribution and Service (12b-1) Fees	.30%	1.00%	.30%	1.00%	.30%	1.00%	.30%	1.00%
Other Expenses(6)	.19%	.19%	.39%	.39%	.25%	.25%	.25%	.25%
Total Annual Fund Operating Expenses(6)	1.09%	1.79%	1.29%	1.99%	1.15%	1.85%	1.15%	1.85%
Fee Waivers	.19%	.19%	.19%	.19%	.07%	.07%	.07%	.07%
Net Expenses(6)	.90%	1.60%	1.10%	1.80%	1.08%	1.78%	1.08%	1.78%

(1) FIMCO contractually agreed to waive the Management Fees of the Target Funds to the extent that Total Annual Fund Operating Expenses for Class A shares exceed 0.90% for Florida Fund and 0.95% for Intermediate Fund, and that Total Annual Fund Operating Expenses for Class B shares exceed 1.60% for Florida Fund and 1.65% for Intermediate Fund.  These waivers exclude any interest expenses.  FIMCO has agreed to continue these waivers until the Reorganizations are consummated.

(2) The Intermediate Fund’s Class A Rule 12b-1 fee has been restated to reflect current fees.

(3) The Tax Exempt Fund’s (and Pro Forma Fund’s) expenses have been restated to reflect the Fund’s current Management Fees and Class A Rule 12b-1 fees.  In addition, effective July 1, 2007, FIMCO has contractually agreed to waive Management Fees by .07% through December 31, 2008.  Prior to July 1, 2007, the fee waiver was .05%.  The current waiver may only be changed or eliminated with the approval of the Board of the Trust.

(4) The Intermediate Fund’s Other Expenses include 0.15% of interest expenses that are related to the Fund’s investments in inverse floaters.  These expenses are liabilities with respect to interest paid on short-term floating rate notes issued by the trusts whose inverse floater certificates are held by the Fund.  Under accounting rules, the Fund also recognizes additional income in an amount that directly corresponds to these expenses.  These expenses also affected the Total Annual Fund Operating Expenses and Net Expenses.  If those interest expenses were not included, Other Expenses, Total Annual Fund Operating Expenses and Net Expenses would have been 0.24%, 1.14% and 0.95%, respectively, for Class A shares and 0.24%, 1.84% and 1.65%, respectively, for Class B shares.

(5) The Tax Exempt Fund’s Other Expenses include 0.11% of interest expenses that are related to the Fund’s investments in inverse floaters.  These expenses are liabilities with respect to interest paid on short-term floating rate notes issued by the trusts whose inverse floater certificates are held by the Fund.  Under accounting rules, the Fund also recognizes additional income in an amount that directly corresponds to these expenses.  These expenses also affected the Total Annual Fund Operating Expenses and Net Expenses.  If those interest expenses were not included, Other Expenses, Total Annual Fund Operating Expenses and Net Expenses would have been 0.14%, 1.04% and 0.97%, respectively, for Class A shares and 0.14%, 1.74% and 1.67%, respectively, for Class B shares.

(6) Each Fund has an expense offset arrangement that may reduce the Fund’s custodian fee based on the amount of cash maintained by the Fund with its custodian.  Any such fee reductions are not reflected under Other Expenses, Total Annual Fund Operating Expenses or Net Expenses.

Example of Fund Expenses

This example can help you compare costs between the Target Funds and Tax Exempt Fund.  The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the Funds’ operating expenses remain the same, except for year one, which is net of fees waived.  Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Florida Fund				Intermediate Fund				Tax Exempt Fund				Pro Forma Combined Fund
	Year 1	Year 3	Year 5	Year 10	Year 1	Year 3	Year 5	Year 10	Year 1	Year 3	Year 5	Year 10	Year 1	Year 3	Year 5	Year 10
If you redeem your shares
A Shares	$662	$884	$1,124	$1,811	$681	$943	$1,225	$2,026	$679	$913	$1,165	$1,886	$679	$913	$1,165	$1,886
B Shares	$563	$845	$1,152	$1,905*	$583	$906	$1,255	$2,121*	$581	$875	$1,194	$1,980*	$581	$875	$1,194	$1,980*
If you do not redeem your shares
A Shares	$662	$884	$1,124	$1,811	$681	$943	$1,225	$2,026	$679	$913	$1,165	$1,886	$679	$913	$1,165	$1,886
B Shares	$163	$545	$952	$1,905*	$183	$606	$1,055	$2,121*	$181	$575	$994	$1,980*	$181	$575	$994	$1,980*

* Assumes conversion to Class A shares eight years after purchase

Capitalization

The following table sets forth the capitalization of each Fund as of December 31, 2006 and of the Combined Pro Forma Fund on a pro forma combined basis as of that date, after giving effect to the proposed Reorganizations.

	Florida Fund	Intermediate Fund	Tax Exempt Fund	Pro Forma Adjustments to Capitalization*	Combined Pro Forma Fund
Net Assets (all classes)	$31,705,123	$51,973,402	$706,820,900	$0	$790,499,425
Total shares outstanding	2,385,900	8,197,399	71,701,579	(2,094,807)	80,190,071

Class A net assets	$29,485,086	$45,338,664	$704,318,743	$0	$779,142,493
Class A shares outstanding	2,218,897	7,152,592	71,447,179	(1,782,873)	79,035,795

Class A net asset value per share	$13.29	$6.34	$9.86		$9.86

Class B net assets	$2,220,037	$6,634,738	$2,502,157	$0	$11,356,932
Class B shares outstanding	167,003	1,044,807	254,400	(311,934)	1,154,276

Class B net asset value per share	$13.29	$6.35	$9.84		$9.84

* FIMCO will bear all the costs associated with the Reorganizations.

Plan of Reorganization and Termination

The terms and conditions under which the Reorganizations will be consummated are set forth in the Plan.  Significant provisions of the Plan are summarized below; however, this summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A to this Prospectus.

The Plan provides for the Reorganizations to occur on or about August 10, 2007.  The Plan provides that, unless the Trust determines otherwise, all of the assets of each Target Fund will be transferred to Tax Exempt Fund immediately after the close of business on the Closing Date (the “Effective Time”).  In exchange for the transfer of these assets, Tax Exempt Fund will (a) simultaneously issue to each Target Fund at the Effective Time a number of full and fractional Tax Exempt Fund Class A and Class B shares equal in value to the net asset value attributable to a Target Fund’s Class A and Class B shares, respectively, calculated immediately after the close of regular trading on the New York Stock Exchange, and the declaration of any dividends and/or other distributions, on the Closing Date; and (b) assume all of the liabilities of each Target Fund.

Following the transfer of assets in exchange for shares of Tax Exempt Fund, each Target Fund will distribute all of the shares of Tax Exempt Fund pro rata to its shareholders of record in complete liquidation and termination of each Target Fund.  Each shareholder of the Target Funds owning shares at the Effective Time will receive a number of shares of the identical class of Tax Exempt Fund with the same aggregate value as the shareholder had in a Target Fund immediately before the Reorganization.

APPENDIX B
FINANCIAL HIGHLIGHTS

Tax Exempt Fund

Per Share Data
	Net Asset Value at Beginning of Year	Income from Investment Operations Net Net Realized Total from Investment and Investment Income Unrealized Operations Gain (Loss) on Investments			Less Distributions from Net Net Realized Total Investment Gains Distributions Income
CLASS A
2002	$10.15	$.446	$.560	$1.006	$.452	$.244	$.696
2003	10.46	.425	.037	.462	.422	.080	.502
2004	10.42	.418	(.169)	.249	.419	—	.419
2005	10.25	.409	(.236)	.173	.408	.025	.433
2006	9.99	.411	(.079)	.332	.408	.054	.462
CLASS B
2002	$10.14	$.370	$.564	$.934	$.380	$.244	$.624
2003	10.45	.344	.036	.380	.350	.080	.430
2004	10.40	.336	(.159)	.177	.347	—	.347
2005	10.23	.329	(.228)	.101	.336	.025	.361
2006	9.97	.327	(.067)	.260	.336	.054	.390

*	Calculated without sales charges.
†	Net of expenses waived or assumed by the Adviser and/or the transfer agent.
††	Ratios include 0.11% of interest expense and fees.

	Total Return	Ratios/Supplemental Data
Net Asset Value at End of Year	Total Return* (%)	Net Assets at End of Year (in thou- sands)	Ratio to Average Net Assets † Expenses Net (%) Investment Income (%)		Ratio to Average Net Assets Before Expenses Waived or Assumed Expenses (%) Net Investment Income (%)		Portfolio Turnover Rate (%)
CLASS A
$10.46	10.10	$915,763	1.03	4.26	1.10	4.19	29
10.42	4.50	882,285	1.02	4.06	1.11	3.97	25
10.25	2.47	824,507	1.01	4.08	1.15	3.94	27
9.99	1.72	759,815	1.01	4.02	1.13	3.90	24
9.86	3.41	704,319	1.10††	4.14	1.14††	4.10	22
CLASS B
$10.45	9.36	$5,553	1.76	3.53	1.83	3.46	29
10.40	3.70	4,576	1.75	3.33	1.84	3.24	25
10.23	1.76	3,588	1.74	3.35	1.88	3.21	27
9.97	1.00	3,073	1.74	3.29	1.86	3.17	24
9.84	2.66	2,502	1.83††	3.41	1.87††	3.37	22

First Investors Tax Exempt Funds
Pro Forma Statements of Assets and Liabilities (Unaudited)
December 31, 2006

	TAX EXEMPT FUND	INTERMEDIATE TAX EXEMPT FUND	FLORIDA TAX EXEMPT FUND	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED

Assets
Investments in securities:
At identified cost	$674,293,878	$55,529,558	$29,499,554		$759,322,990

At value	$733,880,120	$56,346,776	$31,155,260		$821,382,156
Cash	772,981	28,296	135,728		937,005
Receivables:
Investment securities sold	18,680,315	1,047,972	-		19,728,287
Interest	11,849,937	738,779	422,660		13,011,376
Shares sold	84,549	25,697	58,448		168,694
Unrealized gain on swap agreements	-	-	447		447
Other assets	92,717	845	526		94,088
Total Assets	765,360,619	58,188,365	31,773,069		855,322,053
Liabilities
Payables:
Investment securities purchased	28,417,350	1,036,588	-		29,453,938
Floating Rate Notes Issued	27,500,000	5,000,000	-		32,500,000
Interest Expense and Fees	441,712	81,203	-		522,915
Distributions payable	907,002	14,331	47,081		968,414
Shares redeemed	827,779	52,764	2,139		882,682
Accrued advisory fees	335,576	14,685	11,610		361,871
Accrued shareholder servicing costs	38,553	3,170	1,225		42,948
Accrued expenses	71,747	12,222	5,891		89,860
Total Liabilities	58,539,719	6,214,963	67,946	0	64,822,628

Net Assets	$706,820,900	$51,973,402	$31,705,123	$0	$790,499,425

Net Assets Consist of:
Capital paid in	$646,776,337	$51,885,277	$30,041,553		$728,703,167
Undistributed net investment income	457,135	103,403	7,417	$0	567,955
Accumulated net realized gain (loss) on investments
and swap agreements	1,186	(832,496)	-		(831,310)
Net unrealized appreciation in value of investments
and swap agreements	59,586,242	817,218	1,656,153		62,059,613

Total	$706,820,900	$51,973,402	$31,705,123	$0	$790,499,425

Net Assets:
Class A	$704,318,743	$45,338,664	$29,485,086	$0	$779,142,493
Class B	$2,502,157	$6,634,738	$2,220,037	$0	$11,356,932
Shares outstanding:
Class A	71,447,179	7,152,592	2,218,897	(1,782,873)	79,035,795
Class B	254,400	1,044,807	167,003	(311,934)	1,154,276

Net asset value and redemption price per share - Class A	$9.86	$6.34	$13.29		$9.86

Maximum offering price per share - Class A
(Net asset value/.9425)*	$10.46	$6.73	$14.10		$10.46

Net asset value and offering price per share - Class B	$9.84	$6.35	$13.29		$9.84

*On purchases of $100,000 or more, the sales charge is reduced.

See notes to pro forma financial statements

SUPPLEMENT DATED JULY __, 2007 TO THE

FIRST INVESTORS INSURED

INTERMEDIATE TAX EXEMPT FUND PROSPECTUS

DATED MAY 1, 2007

1.

The following information replaces the Annual Fund Operating Expenses table and Example in their entirety on page 10 of the prospectus.

Annual Fund Operating Expenses

(expenses that are deducted from Fund assets)

	Management Fees (1)	Distribution and Service (12b-1) Fees (2)	Other Expenses (3), (4)	Total Annual Fund Operating Expenses (3), (4)	Fee Waivers (1)	Net Expenses (3), (4)
Class A Shares	0.60%	0.30%	0.39%	1.29%	0.19%	1.10%
Class B Shares	0.60%	1.00%	0.39%	1.99%	0.19%	1.80%

(1) The Adviser has contractually agreed with the Fund’s Board of Trustees (“Board”) to waive Management Fees for the fiscal year ending December 31, 2007 to the extent that Total Annual Fund Operating Expenses exceed 0.95% for Class A shares and 1.65% for Class B shares.  This waiver excludes any interest expenses.  The Board may change or eliminate this fee waiver at any time.

(2) The Fund’s Class A Rule 12b-1 fee has been restated to reflect current fees.

(3) Other Expenses include 0.15% of interest expenses that are related to the Fund’s investments in inverse floaters.  These expenses are liabilities with respect to interest paid on short-term floating rate notes issued by the trusts whose inverse floater certificates are held by the Fund.  Under accounting rules, the Fund also recognizes additional income in an amount that directly corresponds to these expenses.  These expenses also affected the Total Annual Fund Operating Expenses and Net Expenses.  If those interest expenses were not included, Other Expenses, Total Annual Fund Operating Expenses and Net Expenses would have been 0.24%, 1.14% and 0.95%, respectively, for Class A shares and 0.24%, 1.84% and 1.65%, respectively, for Class B shares.

(4) The Fund has an expense offset arrangement that may reduce the Fund’s custodian fee based on the amount of cash maintained by the Fund with its custodian.  Any such fee reductions are not reflected under Other Expenses, Total Annual Fund Operating Expenses or Net Expenses.

Example

This example helps you to compare the costs of investing in the Fund with the cost of investing in other mutual funds.  It assumes that (1) you invest $10,000 in the Fund for the time periods indicated; (2) your investment has a 5% return each year; and (3) the Fund’s operating expenses remain the same, except for year one, which is net of fees waived.  Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
If you redeem your shares:
Class A shares	$681	$943	$1,225	$2,026
Class B shares	$583	$906	$1,255	$2,121*
If you do not redeem your shares:
Class A shares	$681	$943	$1,225	$2,026
Class B shares	$183	$606	$1,055	$2,121*

* Assumes conversion to Class A shares eight years after purchase.

2.

On page 24 of the prospectus, the †† footnote has been deleted in its entirety and replaced with the following:

†† Ratios include 0.15% of interest expense and fees.

SUPPLEMENT DATED JULY __, 2007 TO THE

FIRST INVESTORS INSURED

TAX EXEMPT FUND PROSPECTUS

DATED MAY 1, 2007

1.

The following information replaces the Annual Fund Operating Expenses table and Example in their entirety on page 11 of the prospectus.

Annual Fund Operating Expenses

(expenses that are deducted from Fund assets)

	Management Fees (1)	Distribution and Service (12b-1) Fees (1)	Other Expenses (2), (3)	Total Annual Fund Operating Expenses (2), (3)	Fee Waivers (1)	Net Expenses (2), (3)
Class A Shares	0.60%	0.30%	0.25%	1.15%	0.07%	1.08%
Class B Shares	0.60%	1.00%	0.25%	1.85%	0.07%	1.78%

(1) The Management Fees and Class A Rule 12b-1 fees have been restated to reflect current fees.  Effective July 1, 2007, the Adviser contractually agreed with the Fund’s Board of Trustees (“Board”) to waive Management Fees by .07% through December 31, 2008 for Class A and Class B shares.  The Board may change or eliminate this fee waiver at any time.

(2) Other Expenses include 0.11% of interest expenses that are related to the Fund’s investments in inverse floaters.  These expenses are liabilities with respect to interest paid on short-term floating rate notes issued by the trusts whose inverse floater certificates are held by the Fund.  Under accounting rules, the Fund also recognizes additional income in an amount that directly corresponds to these expenses.  These expenses also affected the Total Annual Fund Operating Expenses and Net Expenses.  If those interest expenses were not included, Other Expenses, Total Annual Fund Operating Expenses and Net Expenses would have been 0.14%, 1.04% and 0.97%, respectively, for Class A shares and 0.14%, 1.74% and 1.67%, respectively, for Class B shares.

(3) The Fund has an expense offset arrangement that may reduce the Fund’s custodian fee based on the amount of cash maintained by the Fund with its custodian.  Any such fee reductions are not reflected under Other Expenses, Total Annual Fund Operating Expenses or Net Expenses.

Example

This example helps you to compare the costs of investing in the Fund with the cost of investing in other mutual funds.  It assumes that (1) you invest $10,000 in the Fund for the time periods indicated; (2) your investment has a 5% return each year; and (3) the Fund’s operating expenses remain the same, except for year one, which is net of fees waived.  Although your actual costs may be higher or lower, under these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
If you redeem your shares:
Class A shares	$679	$913	$1,165	$1,886
Class B shares	$581	$875	$1,194	$1,980*
If you do not redeem your shares:
Class A shares	$679	$913	$1,165	$1,886
Class B shares	$181	$575	$994	$1,980*

* Assumes conversion to Class A shares eight years after purchase.

2.

On page 24 of the prospectus, the †† footnote has been deleted in its entirety and replaced with the following:

†† Ratios include 0.11% of interest expenses and fees.